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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Cornerstone Therapeutics Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
21924P103
(CUSIP Number)
David B. Clement
Smith, Anderson, Blount, Dorsett, Mitchell, & Jernigan, LLP
2500 Wachovia Capitol Center
Post Office Box 2611
Raleigh, North Carolina 27602-2611
(919) 821-6754
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	21924P103	Schedule 13D/A	Page	2	of	15

1	NAMES OF REPORTING PERSONS Cornerstone BioPharma Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 5)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	21924P103	Schedule 13D/A	Page	3	of	15

1	NAMES OF REPORTING PERSONS Cornerstone BioPharma Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 5)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Anguilla

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,202,225 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,202,225 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,202,225 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(1) Calculated based on 12,352,916 shares of the Issuer’s common stock outstanding as of October 31, 2008 following the merger of Neptune Acquisition Corp., a wholly owned subsidiary of Critical Terapeutics, Inc., into Cornerstone Bio Pharma Holdings, Inc. (the “Merger”), which excludes certain fractional shares issued in connection with the Merger.

CUSIP No.	21924P103	Schedule 13D/A	Page	4	of	15

1	NAMES OF REPORTING PERSONS Carolina Pharmaceuticals Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 5)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,443,913 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,443,913 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,443,913 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(2) Calculated based on 12,352,916 shares of the Issuer’s common stock outstanding as of October 31, 2008 following the Merger, which excludes certain fractional shares issued in connection with the Merger.

CUSIP No.	21924P103	Schedule 13D/A	Page	5	of	15

1	NAMES OF REPORTING PERSONS Carolina Pharmaceuticals Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 5)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,443,913 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,443,913 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,443,913 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(3) Calculated based on 12,352,916 shares of the Issuer’s common stock outstanding as of October 31, 2008 following the Merger, which excludes certain fractional shares issued in connection with the Merger.

CUSIP No.	21924P103	Schedule 13D/A	Page	6	of	15

1	NAMES OF REPORTING PERSONS Craig A. Collard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 5)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		71,424 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,646,138 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		71,424 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

4,646,138 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,717,562 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.0% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(4) Calculated based on Mr. Collard’s 71,424 shaers of the Issuer’s common stock underlying options exercisable within 60 days plus 12,352,916 shares of the Issuer's common stock outstanding as of October 31, 2008 following the Merger, which excludes certain fractional shares issued in connection with the Merger.

CUSIP NO. 21924P103	Schedule 13D/A	Page 7 of 15
Schedule 13D/A
This Amendment No. 1 (this “Amendment”) amends and restates the Report on Schedule 13D, originally filed on May 12, 2008 (as amended, the “Schedule 13D/A”).
Item 1. Security and Issuer.
This statement on Schedule 13D/A relates to the common stock, par value $0.001 per share, of Cornerstone Therapeutics Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2000 Regency Parkway, Suite 255, Cary, NC 27518.
Item 2. Identity and Background.
This Schedule 13D/A is being filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Cornerstone BioPharma Holdings, Inc., a Delaware corporation (“CBPHI”), Cornerstone BioPharma Holdings, Ltd., an Anguilla company (“CBPHLtd”), Carolina Pharmaceuticals Ltd, a Bermuda company (“Carolina”), Carolina Pharmaceuticals Holdings, Ltd., a Bermuda company (“Carolina Holdings”), and Craig A. Collard, a citizen of the United States. CBPHI and Carolina are specialty pharmaceutical companies, and CBPHLtd and Carolina Holdings are holding companies. Carolina Holdings beneficially owns 100% of Carolina. Mr. Collard is (i) the President, Chief Executive Officer and Chairman of the Board of the Issuer, (ii) the President, Chief Executive Officer and a Director of CBPHI, (iii) the President, Chief Executive Officer, Director and beneficial owner of 100% of CBPHLtd, and (iv) the Chief Executive Officer, Chairman of the Board, and a Director of Carolina and Carolina Holdings. CBPHI, CBPHLtd, Carolina, Carolina Holdings, and Mr. Collard are collectively referred to herein as the “Reporting Persons”.
The business address of CBPHI, CBPHLtd, and Mr. Collard is c/o Cornerstone Therapeutics Inc., 2000 Regency Parkway, Suite 255 Cary, NC 27518. The business address of Carolina is Mitchell House, The Valley, Anguilla, British West Indies. The business address of Carolina Holdings is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.
The Reporting Persons have not, during the five years prior to the date of this Schedule 13D/A, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Persons were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Please see Schedule I for information pertaining to the executive officers and directors of CBPHI, CBPHLtd, Carolina and Carolina Holdings.
Item 3. Source and Amount of Funds or Other Consideration.
On May 1, 2008, the Issuer, then named Critical Therapeutics, Inc., Neptune Acquisition Corp., a wholly owned subsidiary of the Issuer (the “Transitory Subsidiary”), and CBPHI entered into an Agreement and Plan of Merger (the “Merger Agreement”), which was subsequently amended by Amendment No. 1 to the Merger Agreement on August 7, 2008. Under the Merger Agreement, the Transitory Subsidiary was to be merged with and into CBPHI (the “Merger”), with CBPHI continuing after the Merger as the surviving corporation and a wholly owned subsidiary of the Issuer. On October 31, 2008, Merger was consummated, and the Issuer was renamed Cornerstone Therapeutics Inc.
Concurrently with execution of the Merger Agreement, CBPHLtd and Mr. Collard each entered into agreements with the Issuer (the “Cornerstone Stockholder Agreements”) that provide, among other things, that they would vote in favor of adoption of the Merger Agreement and grant to the Issuer an irrevocable proxy to vote all of their shares of CBPHI common stock in favor of adoption of the Merger Agreement and against any proposal made in opposition to, or in competition with, the proposal to adopt the Merger Agreement. In addition, they agreed not to transfer or otherwise dispose of any shares of the Issuer’s common stock that they received in the Merger for 180 days after the effective time of the Merger.
Also concurrently with the execution of the Merger Agreement, funds managed by Healthcare Ventures and Advanced Technology Ventures, which owned in the aggregate approximately 19.2 percent of the Issuer’s then outstanding common stock, entered into agreements with CBPHI and the Issuer (the “Critical Stockholder Agreements”). The Critical Stockholder Agreements provided, among other things, that such stockholders would vote in favor of the issuance of the Issuer’s common stock in the Merger and granted to CBPHI a proxy to vote all of such stockholders’ shares in favor of the issuance of the Issuer’s common stock in the Merger. Prior to the effective time of the Merger, CBPHI, CBPHLtd and Mr. Collard were each deemed to beneficially own 8,335,455 shares of common stock of the Issuer subject to the Critical Stockholder Agreements. Because the Critical Stockholder Agreements terminated at the effective time of the Merger, the Reporting Persons are no longer deemed to beneficially own such shares.

CUSIP NO. 21924P103	Schedule 13D/A	Page 8 of 15
In April 2004, Cornerstone BioPharma, Inc. (“CBI”), a wholly owned subsidiary of CBPHI, entered into an unsecured loan agreement with Carolina (the “Carolina Note”), whereby CBI could borrow up to $15.0 million at 10% interest for five years. Contemporaneously with CBPHI’s execution of the Merger Agreement, the Issuer, CBPHI, CBI and Carolina entered into an agreement (the “Noteholder Agreement”) that provided, among other things, for the conversion or exchange of the outstanding principal amount of the Carolina Note into approximately 18% of the shares of CBPHI’s common stock outstanding immediately prior to the effective time of the Merger and for the same voting and lock-up provisions provided for pursuant to the Cornerstone Stockholder Agreements. On August 7, 2008, the parties to the Noteholder Agreement entered into Amendment No. 1 to the Noteholder Agreement, which amended the provisions of the Noteholder Agreement relating to the timing of the conversion and the number of shares to be issued in connection with the conversion of all or a portion of the outstanding principal and accrued interest under the Carolina Note into shares of common stock of CBPHI prior to the effective time of the Merger.
Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, all outstanding shares of CBPHI’s common stock were converted into and exchanged for shares of the Issuer’s common stock and all outstanding options, whether vested or unvested, and all outstanding warrants to purchase CBPHI’s common stock were assumed by the Issuer and became options and warrants to purchase the Issuer’s common stock. At the effective time of the Merger, the Reporting Persons’ shares of CBPHI stock were converted and exchanged for an aggregate of 4,646,138 shares of the Issuer’s common stock, and the Reporting Persons’ options and warrants to purchase CBPHI stock were assumed by the Issuer and became options and warrants to purchase an aggregate of 285,699 shares of the Issuer’s common stock, of which options to purchase 71,424 shares are exercisable within 60 days. The exchange ratio per share of CBPHI’s common stock was based on the number of shares of CBPHI’s common stock outstanding immediately prior to the effective time of the Merger on a fully diluted basis and was 0.2380837.
The descriptions of the Merger Agreement, Amendment No. 1 to the Merger Agreement, the Cornerstone Stockholder Agreements, the Critical Stockholder Agreements, the Noteholder Agreement, and Amendment No.1 to the Noteholder Agreement do not purport to be complete and are qualified in their entirety by the following, which are incorporated herein by reference: (i) the Merger Agreement, which is referenced herein as Exhibit 99.01, (ii) Amendment No. 1 to the Merger Agreement, which is referenced herein as Exhibit 99.02, (iii) the Cornerstone Stockholder Agreements, the form of which is Exhibit A-1 to the Merger Agreement, (iv) the Critical Stockholder Agreements, the form of which is Exhibit A-3 to the Merger Agreement, (v) the Noteholder Agreement, which is referenced herein as Exhibit 99.03, and (vi) Amendment No. 1 to the Noteholder Agreement, which is referenced herein as Exhibit 99.04.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the shares of common stock of the Issuer for investment purposes. Subject to, among other things, the Issuer’s business prospects, prevailing prices, and market conditions, the Reporting Persons may dispose of or purchase additional shares of common stock and/or other securities of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise.
Except as may be set forth in this Schedule 13D/A, the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth below:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP NO. 21924P103	Schedule 13D/A	Page 9 of 15
(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) and (b). As of the date of this Schedule 13D/A:
(i) CBPHI beneficially owns no shares of common stock of the Issuer;
(ii) CBPHLtd has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 3,202,225 shares of common stock of the Issuer, which represents approximately 25.9% of the Issuer’s outstanding common stock.
(iii) Carolina has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 1,443,913 shares of common stock of the Issuer, which represents approximately 11.7% of the Issuer’s outstanding common stock.
(iv) Carolina Holdings beneficially owns 100% of Carolina, and consequently may be deemed to be the beneficial owner of any shares of common stock beneficially owned by Carolina.
(v) Craig A. Collard may be deemed to have the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 71,424 shares of common stock of the Issuer underlying options exercisable within 60 days, which represents approximately 0.6% of the Issuer’s outstanding common stock. Mr. Collard owns 100% of CBPHLtd, and consequently may be deemed to be the beneficial owner of any shares deemed beneficially owned by CBPHLtd. Mr. Collard is the Chief Executive Officer, Chairman of the Board, and a Director of Carolina and Carolina Holdings, and consequently may be deemed to be beneficial owner of any shares deemed beneficially owned by Carolina and Carolina Holdings. Mr. Collard disclaims beneficial ownership of the shares held by CBPHLtd, Carolina, and Carolina Holdings, except to the extent of his pecuniary interest therein.
(c) On October 31, 2008, the effective date of the Merger, the following transactions were effected:
(i) In connection with the closing of the Merger, the Critical Stockholder Agreements were terminated and, accordingly, CBPHI was no longer deemed to beneficially own 8,335,455 shares of common stock of the Issuer pursuant to the Critical Stockholder Agreements.
(ii) CBPHLtd acquired 3,202,225 shares of common stock of the Issuer in exchange for 13,450,000 shares of common stock of CBPHI. In connection with the closing of the Merger, the Critical Stockholder Agreements were terminated and, accordingly, CBPHLtd was no longer deemed to beneficially own 8,335,455 shares of common stock of the Issuer pursuant to the Critical Stockholder Agreements.
(iii) Carolina acquired 1,443,913 shares of common stock of the Issuer in connection with the conversion of the outstanding principal amount under the Carolina Note;
(iv) Carolina Holdings was deemed to have acquired beneficial ownership of 1,443,913 shares of common stock of the Issuer acquired by Carolina;
(v) Craig A. Collard acquired options to purchase 285,699 shares of common stock of the Issuer, of which options to purchase 71,424 shares are exercisable within 60 days, in connection with the conversion of options to purchase 1,200,000 shares of common stock of CBPHI previously awarded to Mr. Collard, and was deemed to beneficially own 4,646,138 shares of common stock of the Issuer acquired by CBPHLtd and Carolina. In connection with the closing of the Merger, the Critical Stockholder Agreements were terminated and, accordingly, Mr. Collard was no longer deemed to beneficially own 8,335,455 shares of common stock of the Issuer pursuant to the Critical Stockholder Agreements.
(d). Not applicable.
(e). October 31, 2008, the effective date of the Merger, CBPHI ceased to be deemed the beneficial owner of more than 5% of the Issuer’s outstanding common stock.

CUSIP NO. 21924P103	Schedule 13D/A	Page 10 of 15
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.01
Agreement and Plan of Merger, dated as of May 1, 2008, by and among Critical Therapeutics, Inc., Neptune Acquisition Corp., Cornerstone BioPharma Holdings, Inc. and Cornerstone BioPharma, Inc. (incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed May 1, 2008).

Exhibit 99.02
Amendment No. 1 to Agreement and Plan of Merger, dated as of August 7, 2008, by and among Critical Therapeutics, Inc., Neptune Acquisition Corp., Cornerstone BioPharma Holdings, Inc. and Cornerstone BioPharma, Inc. (incorporated herein by reference to Exhibit 2.2 of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

Exhibit 99.03
Merger Partner Noteholder Agreement, dated as of May 1, 2008, by and among Critical Therapeutics, Inc, Cornerstone BioPharma Holdings, Inc., Cornerstone BioPharma, Inc. and Carolina Pharmaceuticals Ltd. (incorporated herein by reference to Exhibit 2.4 of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

Exhibit 99.04
Amendment No. 1 to Merger Partner Noteholder Agreement, dated as of August 7, 2008, by and among Critical Therapeutics, Inc, Cornerstone BioPharma Holdings, Inc., Cornerstone BioPharma, Inc. and Carolina Pharmaceuticals Ltd. (incorporated herein by reference to Exhibit 2.5 of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

Exhibit 99.05
Joint Filing Agreement, dated as of November 7, 2008, between Cornerstone BioPharma Holdings, Inc., Cornerstone BioPharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Carolina Pharmaceuticals Holdings, Ltd., and Craig A. Collard.

CUSIP NO. 21924P103	Schedule 13D/A	Page 11 of 15
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORNERSTONE BIOPHARMA HOLDINGS, INC.
Dated: November 7, 2008	/s/ Craig A. Collard
	Name:	Craig A. Collard
	Title:	President and Chief Executive Officer

CORNERSTONE BIOPHARMA HOLDINGS, LTD.
/s/ Craig A. Collard
Name:	Craig A. Collard
Title:	President and Chief Executive Officer

CAROLINA PHARMACEUTICALS LTD.
/s/ Craig A. Collard
Name:	Craig A. Collard
Title:	Chief Executive Officer

CAROLINA PHARMACEUTICALS HOLDINGS, LTD.
/s/ Craig A. Collard
Name:	Craig A. Collard
Title:	Chief Executive Officer

/s/ Craig A. Collard
Craig A. Collard

CUSIP NO. 21924P103	Schedule 13D/A	Page 12 of 15
EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.01
Agreement and Plan of Merger, dated as of May 1, 2008, by and among Critical Therapeutics, Inc., Neptune Acquisition Corp., Cornerstone BioPharma Holdings, Inc. and Cornerstone BioPharma, Inc. (incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed May 1, 2008).

Exhibit 99.02
Amendment No. 1 to Agreement and Plan of Merger, dated as of August 7, 2008, by and among Critical Therapeutics, Inc., Neptune Acquisition Corp., Cornerstone BioPharma Holdings, Inc. and Cornerstone BioPharma, Inc. (incorporated herein by reference to Exhibit 2.2 of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

Exhibit 99.03
Merger Partner Noteholder Agreement, dated as of May 1, 2008, by and among Critical Therapeutics, Inc, Cornerstone BioPharma Holdings, Inc., Cornerstone BioPharma, Inc. and Carolina Pharmaceuticals Ltd. (incorporated herein by reference to Exhibit 2.4 of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

Exhibit 99.04
Amendment No. 1 to Merger Partner Noteholder Agreement, dated as of August 7, 2008, by and among Critical Therapeutics, Inc, Cornerstone BioPharma Holdings, Inc., Cornerstone BioPharma, Inc. and Carolina Pharmaceuticals Ltd. (incorporated herein by reference to Exhibit 2.5 of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

Exhibit 99.05
Joint Filing Agreement, dated as of November 7, 2008, between Cornerstone BioPharma Holdings, Inc., Cornerstone BioPharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Carolina Pharmaceuticals Holdings, Ltd., and Craig A. Collard.

CUSIP NO. 21924P103	Schedule 13D/A	Page 13 of 15
SCHEDULE I
Executive Officers and Directors of Cornerstone BioPharma Holdings, Inc.
     The name and principal occupation of each executive officer and director of Cornerstone BioPharma Holdings, Inc. are set forth below. Unless otherwise indicated, each position set forth opposite a person’s name refers to a position with Cornerstone Therapeutics Inc. following the consummation of the Merger. The business address of each person is c/o Cornerstone Therapeutics Inc., 2000 Regency Parkway, Suite 255, Cary, NC 27518.

Name	Position

Craig A. Collard	President, Chief Executive Officer, and Chairman of the Board
Alastair S. McEwan	Director, Cornerstone Therapeutics Inc.
Director, Aristos Pharmaceuticals, Inc
Director, Averion International Corp.
Director, Carolina Moving and Storage, Inc.
Director, Carolina Relocation Group, Inc.
Chenyqua M. Baldwin	Vice President, Finance, Chief Accounting Officer and Controller
George Esgro	Vice President, Sales
Brian Dickson, M.D.	Chief Medical Officer
Steven M. Lutz	Executive Vice President, Manufacturing and Trade
David Price	Executive Vice President, Finance, and Chief Financial Officer
Executive Officers and Directors of Cornerstone BioPharma Holdings, Ltd.
     The name and principal occupation of each executive officer and director of Cornerstone BioPharma Holdings, Ltd. are set forth below. Each position set forth opposite a person’s name refers to a position with Cornerstone BioPharma Holdings, Ltd. The business address of each person is c/o Cornerstone Therapeutics Inc., 2000 Regency Parkway, Suite 255, Cary, NC 27518.

Name	Position

Craig A. Collard	President, Chief Executive Officer and Director
Executive Officers and Directors of Carolina Pharmaceuticals Ltd.
     The name and principal occupation of each executive officer and director of Carolina Pharmaceuticals Ltd. are set forth below. Each position set forth opposite a person’s name refers to a position with Carolina Pharmaceuticals Ltd.

Name	Position

Craig A. Collard (1)	Chief Executive Officer, Chairman of the Board, and Director
Steven M. Lutz (1)	Deputy Chairman and Director
Chenyqua M. Baldwin (1)	Director
Carol Summers (2)	Secretary
Appleby Services (Bermuda) Ltd. (2)	Assistant Secretary and Assistant Resident Representative
Tammy L. Richardson (2)	Resident Representative
(1) The business address of this person is c/o Cornerstone Therapeutics Inc., 2000 Regency Parkway, Suite 255, Cary, NC 27518.
(2) The business address of this person is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.
Executive Officers and Directors of Carolina Pharmaceuticals Holdings, Ltd.
     The name and principal occupation of each executive officer and director of Carolina Pharmaceuticals Holdings, Ltd. are set forth below. Each position set forth opposite a person’s name refers to a position with Carolina Pharmaceuticals Holdings, Ltd.

CUSIP NO. 21924P103	Schedule 13D/A	Page 14 of 15

Name	Position

Craig A. Collard (1)	Chief Executive Officer, Chairman of the Board, and Director
Steven M. Lutz (1)	Deputy Chairman and Director
Chenyqua M. Baldwin (1)	Director
Carol Summers (2)	Secretary
Appleby Services (Bermuda) Ltd. (2)	Assistant Secretary and Assistant Resident Representative
Tammy L. Richardson (2)	Resident Representative
(1) The business address of this person is c/o Cornerstone Therapeutics Inc., 2000 Regency Parkway, Suite 255, Cary, NC 27518.
(2) The business address of this person is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.